SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 2, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Epson and Sony Execute Agreement for the Transfer of All Equity in Epson Subsidiary to Sony Group.

Sony Corporation
1-7-1 Konan, Minato-ku
Tokyo 108-0075

February 2, 2011

Seiko Epson Corporation
Sony Corporation

Epson and Sony Execute Agreement for the Transfer of All Equity in Epson Subsidiary to Sony Group

TOKYO, Japan, February 2, 2011 --- Seiko Epson Corporation (“Epson”) and Sony Corporation (“Sony”) today announced they have executed an agreement for Sony (China) Limited, a wholly-owned subsidiary of Sony, to acquire all of the equity of Suzhou Epson Co., Ltd. (“Suzhou Epson”), a wholly-owned subsidiary of Epson located in China that is engaged in small- and medium-sized TFT LCD production.  (In this press release, Epson and its subsidiaries are collectively called the “Epson Group”, Sony and its subsidiaries are collectively called the “Sony Group”.)

As part of its SE15 long-range corporate vision and mid-range business plan, Epson is completing business structure reforms in its small- and medium-sized TFT LCD business. In implementing these reforms, in April 2010 Epson transferred to the Sony Group certain assets of the small- and medium-sized display front-end process manufacturing-related business operated by its subsidiary, Epson Imaging Devices Corporation (“Epson Imaging”). Epson has now determined that it would also be beneficial to transfer Suzhou Epson, which undertakes the back-end and touch panel assembly processes of Epson Imaging’s display business, to the Sony Group.

The Sony Group expects that the acquisition of Suzhou Epson will enhance the speed and efficiency of business operations of the Sony Group’s small- and medium-sized TFT LCD production through a cohesive operation, which includes integrating manufacturing operations of TFT LCDs from back-end and touch panel assembly processes undertaken by Suzhou Epson to the front-end processes undertaken at Sony Mobile Display Corporation’s Tottori Plant located in Japan and other facilities. Through the acquisition of Suzhou Epson’s production capabilities for touch panels and LCDs for in-car units and smartphones, Sony aims to further strengthen its TFT LCD production capacity to meet increased market demand.

The Sony Group has been utilizing Suzhou Epson for the back-end process of small- and medium-sized TFT LCD production. The purchase price of this contemplated acquisition, as mentioned below, is 775 million Yuan, which was determined primarily based on Suzhou Epson’s inventories corresponding to the orders already placed by the Sony Group as well as the cash and deposits owned by Suzhou Epson.

Epson and Sony plan to complete the transfer of all Suzhou Epson equity from the Epson Group to Sony (China) Limited in the first half of the fiscal year ending March 31, 2012, subject to the receipt of any necessary government approval.

Outline of Suzhou Epson
(1) Company name	Suzhou Epson Co., Ltd.
(2) Location	No.168, Jin Feng Road, Suzhou New District,
Suzhou, People’s Republic of China
(3) President	Shigetoshi Yamada
(4) Establishment	February 1996
(5) Business Activities	Production of small- and medium-sized TFT LCD displays
(6) Fiscal Year End	December 31
(7) Number of employees	5,899 (as of December 31, 2010)
(8) Capital	1,043 million Yuan (CNY) (Approx.12.8 billion yen/ rate
as of the end of December 2010)
(9) Ownership	Seiko Epson Corporation 100%
(including indirect ownership)

Purchase Price and Date of Transfer
Purchase Price	775 million Yuan (CNY)
Date of Transfer	Planned for the first half of fiscal year ending March 31, 2012 (subject to the receipt of any necessary government approval)

Impact on Business Forecasts
No material impact is anticipated on Epson or Sony’s consolidated financial forecasts for the fiscal year ending March 31, 2011.

About Epson
Epson is a global imaging and innovation leader that is dedicated to exceeding the vision of customers worldwide through its compact, energy-saving, high-precision technologies, with a product line-up ranging from printers and 3LCD projectors for business and the home, to electronic and crystal devices.

Led by the Japan-based Seiko Epson Corporation, the Epson Group comprises over 80,000 employees in 102 companies around the world, and is proud of its ongoing contributions to the global environment and the communities in which it operates.
http://global.epson.com/

About Sony Corporation
Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $78 billion for the fiscal year ended March 31, 2010.
Sony Global Web Site: http://www.sony.net/

Media Contacts:

Seiko Epson Corporation
PR & IR Department
contact@epson.co.jp

Sony Corporation
Corporate Communications
+81-3-6748-2200